Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State of Organization
CG Converting and Packaging, LLC (50% owned)	Texas
NexGelRx, Inc. (wholly owned)	Delaware
Sport Defense LLC (wholly owned)	Delaware